Exhibit 99.3

Glencore plc
Baar, Switzerland
17 March 2022

Metals Acquisition Corp to acquire

CSA Mine from Glencore plc

Glencore plc (Glencore) and Metals Acquisition Corp (MAC) have entered into a binding agreement for the sale and purchase of Glencore’s CSA copper mine in New South Wales, Australia.

Glencore will receive US$1.05 billion in cash, US$50 million equity stake in MAC and a 1.5% net smelter return life of mine royalty upon completion of the transaction

MAC will assume ownership and full operational control of the mine and will enter into an offtake agreement with Glencore for 100% of the copper concentrate produced at CSA Mine.

The sale of CSA Mine is consistent with delivering our strategy of simplifying and aligning our global portfolio of over 150 operating sites to focus on lower-cost, long-life assets.

Glencore will continue to be a leading marketer, producer and exporter of the Australian metals and minerals that will underpin the global transition to a low-carbon future.

MAC is a Special Purpose Acquisition Company (SPAC) listed on the New York Stock Exchange. The transaction is expected to be completed in 2022, subject to the approval of MAC’s shareholders and other customary closing conditions, including regulatory approvals.

Patrice Merrin is a director of Glencore plc and is also Chair of the Board of Directors of MAC. Ms Merrin holds a <1% voting interest in MAC’s shares. MAC is not a related party of Glencore within the meaning of the UK Listing Rules, and Ms Merrin has not participated in the consideration of the sale of CSA Mine by the Glencore Board.

For further information, please contact:

Investors
Martin Fewings	t: +41 41 709 28 80	m: +41 79 737 56 42	martin.fewings@glencore.com

Media
Charles Watenphul	t: +41 41 709 24 62	m: +41 79 904 33 20	charles.watenphul@glencore.com
Francis De Rosa		m: +61 417 074 751	francis.de.rosa@glencore.com

www.glencore.com / www.glencore.com.au

Glencore LEI: 2138002658CPO9NBH955

Notes for Editors

About Glencore

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 60 responsibly-sourced commodities that advance everyday life. The Group's operations comprise around 150 mining and metallurgical sites and oil production assets.

With a strong footprint in over 35 countries in both established and emerging regions for natural resources, Glencore's industrial activities are supported by a global network of more than 30 marketing offices. Glencore's customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. We also provide financing, logistics and other services to producers and consumers of commodities. Glencore's companies employ around 135,000 people, including contractors.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. We are an active participant in the Extractive Industries Transparency Initiative. Our ambition is to be a net zero total emissions company by 2050.

Glencore recognises our responsibility to contribute to the global effort to achieve the goals of the Paris Agreement. Our ambition is to be a net zero total emissions company by 2050. In August 2021 we increased our medium-term emission reduction target to a 50% reduction by 2035 and introduced a new short-term target of a 15% reduction by 2026.

About Glencore Australia

In Australia, Glencore produces coal, copper, cobalt, nickel, zinc, lead, silver and gold from 25 mining operations. We also operate metals processing assets in Queensland, New South Wales, Western Australia and the Northern Territory, including metals smelters, concentrators and refineries.

We are among Australia’s largest producers and marketers of natural resources, connecting Australian resources with industrial customers around the world. Through our diverse portfolio, we responsibly supply the resources that advance everyday life.

We are committed to providing a safe, inclusive and respectful workplace for our people, to respecting the environment, to engaging openly and constructively with the Traditional Owners on whose lands we operate and to bringing value to local communities.

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Disclaimer

The companies in which Glencore plc directly and indirectly has an interest are separate and distinct legal entities. In this document, “Glencore”, “Glencore group” and “Group” are used for convenience only where references are made to Glencore plc and its subsidiaries in general. These collective expressions are used for ease of reference only and do not imply any other relationship between the companies. Likewise, the words “we”, “us” and “our” are also used to refer collectively to members of the Group or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.